NB Manufacturing, Inc.

80 Rio Salado Parkway, Suite 115

Tempe, AZ 85051

July 17, 2012

BY EDGAR

Claire DeLaBar, Staff Accountant

Terry French, Accountant Branch Chief

Kate Beukenkamp Attorney-Advisor

Jessica Plowgian Attorney-Advisor

Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NB Manufacturing, Inc.

File No. 000-52678

Form 8-K filed June 7, 2012

Dear Ladies and Gentlemen:

NB Manufacturing, Inc. is in receipt of your letter dated July 3, 2012, relating to the above-referenced filing. The Company is preparing a response.

Pursuant to a conversation on July 13, 2012, between Kate Beukenkamp and our counsel, Stephen R. Boatwright, Esq. of Keller Rohrback, PLC, we have agreed on an extension of time from July 18, 2012, to and including August 1, 2012, to submit a response to the letter.

If you have any questions or concerns, please do not hesitate to contact me.

Thank you for your consideration in this matter.

Very truly yours,

NB Manufacturing, Inc.

By	/s/ Michael J. Schifsky
Michael J. Schifsky, CFO

cc:	Stephen R. Boatwright, Esq.